SUB-ITEM 77D


  Western Asset Emerging Markets Debt Fund Inc. (NYSE: ESD)


Under the previous investment policy, the Fund considered a country to be an emerging market country if, at the time of investment, it was (i) represented in the JP Morgan Emerging Market Bond Index Global or (ii) categorized by the World Bank in its annual categorization as middle- or low-income. Effective March 1, 2014, the Fund has adopted an amended investment policy to include the J.P. Morgan Corporate Emerging Market Bond Index Broad and now considers a country to be an emerging market country, if, at the time of investment, it is (i) represented in the J.P. Morgan Emerging Market Bond Index Global or the J.P. Morgan Corporate Emerging Market Bond Index Broad or (ii) categorized by the World Bank in its annual categorization as middle- or low-income.

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